UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2015

GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. de C.V.

(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 47A– 4th Floor

Bosques de las Lomas

05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F x	Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____	No x

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

In Mexico ASUR Lic. Adolfo Castro (52) 5552-84-04-08 acastro@asur.com.mx	In the U.S. MBS Value Partners Susan Borinelli (646) 330-5907 susan.borinelli@mbsvalue.com

For Immediate Release

ASUR 1Q15 PASSENGER TRAFFIC UP 12.35% YOY

México D.F., April 22, 2015 Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR), (ASUR) the first privatized airport group in Mexico and operator of Cancún Airport and eight other airports in southeast Mexico, as well as a 50% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport in San Juan, Puerto Rico, today announced results for the three month period ended March 31, 2015.

1Q15 Highlights1:

•	EBITDA[2] increased by 20.21% to Ps. 1,143.22 million
•	Total passenger traffic was up 12.35%
•	Total revenues increased by 29.89%, reflecting increases of 17.02% in aeronautical revenues, 18.83% in non-aeronautical revenues, and 815.70% in construction services revenues
•	Commercial revenues per passenger increased by 5.95% to Ps.82.59
•	Operating profit increased by 22.61%
•	EBITDA margin decreased to 63.63% from 68.76% in 1Q14.

1.	Unless otherwise stated, all financial figures discussed in this announcement are unaudited, prepared in accordance with International Financial Reporting Standards (IFRS) and represent comparisons between the three-month period ended March 31, 2015 and the equivalent three-month period ended March 31, 2014. Results are expressed in pesos. Tables state figures in thousands of pesos, unless otherwise noted. Passenger figures exclude transit and general aviation passengers. Commercial revenues include revenues from non-permanent ground transportation and parking lots. All U.S. dollar figures are calculated at the exchange rate of US$1.00 = Ps.15.2647.

2.	EBITDA means net income before: provision for taxes, deferred taxes, profit sharing, non-ordinary items, participation in the results of associates, comprehensive financing cost and depreciation and amortization. EBITDA should not be considered as an alternative to net income, as an indicator of our operating performance or as an alternative to cash flow as an indicator of liquidity. Our management believes that EBITDA provides a useful measure that is widely used by investors and analysts to evaluate our performance and compare it with other companies. EBITDA is not defined under U.S. GAAP or IFRS and may be calculated differently by different companies.
ASUR 1Q15, Page 1 of 15

Passenger Traffic

Total passenger traffic for the first quarter of 2015 increased year-over-year by 12.35%, reflecting increases of 16.60% in domestic passenger traffic and 10.02% in international passenger traffic.

The 16.60% growth in domestic passenger traffic was driven by increases at all of ASUR’s airports. The 10.02% growth in international passenger traffic resulted mainly from an increase of 10.84% in traffic at Cancun airport.

Table I: Domestic Passengers (in thousands)

Airport	1Q14	1Q15	% Change
Cancún	1,026.0	1,171.2	14.15
Cozumel	15.4	21.3	38.31
Huatulco	87.5	116.2	32.80
Mérida	301.9	339.5	12.45
Minatitlán	52.1	55.2	5.95
Oaxaca	106.8	132.4	23.97
Tapachula	40.7	54.1	32.92
Veracruz	222.8	263.9	18.45
Villahermosa	232.2	277.8	19.64
TOTAL	2,085.4	2,431.6	16.60

Note: Passenger figures exclude transit and general aviation passengers.

Table II: International Passengers (in thousands)

Airport	1Q14	1Q15	% Change
Cancún	3,489.5	3,867.6	10.84
Cozumel	152.4	154.6	1.44
Huatulco	61.6	65.1	5.68
Mérida	31.1	29.3	(5.79)
Minatitlán	1.9	2.1	10.53
Oaxaca	16.3	17.3	6.13
Tapachula	3.1	2.7	(12.90)
Veracruz	20.4	19.2	(5.88)
Villahermosa	14.9	13.0	(12.75)
TOTAL	3,791.2	4,171.0	10.02

Note: Passenger figures exclude transit and general aviation passengers.

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Table III: Total Passengers (in thousands)

Airport	1Q14	1Q15	% Change
Cancún	4,515.5	5,038.8	11.59
Cozumel	167.8	175.9	4.83
Huatulco	149.1	181.3	21.60
Mérida	333.0	368.8	10.75
Minatitlán	54.0	57.3	6.11
Oaxaca	123.1	149.7	21.61
Tapachula	43.8	56.8	29.68
Veracruz	243.2	283.1	16.41
Villahermosa	247.1	290.8	17.69
TOTAL	5,876.6	6,602.6	12.35

Note: Passenger figures exclude transit and general aviation passengers.

Consolidated Results for 1Q15

Total revenues for 1Q15 increased year-over-year by 29.89% to Ps.1,796.60 million. This was mainly due to increases of:

•	17.02% in revenues from aeronautical services, mainly as a result of the 12.35% increase in passenger traffic;

•	18.83% in revenues from non-aeronautical services, principally reflecting the 19.08% increase in commercial revenues detailed below.

•	815.70% in revenues from construction services that resulted from higher capital expenditures and other investments in concessioned assets during the period.

ASUR classifies commercial revenues as those derived from the following activities: duty-free stores, car rentals, retail operations, banking and currency exchange services, advertising, teleservices, non-permanent ground transportation, food and beverage, and parking lot fees.

Commercial revenues increased by 19.08% year-over-year during 1Q15, mainly driven by the 12.35% increase in total passenger traffic. There were increases in revenues from the following activities:

•	22.05% in retail operations;
•	8.77% in duty free;
•	24.85% in food and beverage;
•	38.57% in other revenue;
•	19.43% in car rental revenues;
•	14.40% in advertising;

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•	20.41% in parking lot fees;
•	15.85% in banking and currency exchange services;
•	26.05% in ground transportation; and
•	34.25% in teleservices.

Retail and Other Commercial Space
Opened since March 31, 2014

Business Name	Type	Opening Date
Cancun
Cinco Soles	Retail	June 2014
Cronometria	Retail	June 2014
Harley Davidson	Retail	June 2014
U-Save	Car Rental	June 2014
Wayan Natural	Retail	June 2014
Iberoservice	Tour Operator	July 2014
MOBO	Retail	July 2014
Nexus Tours	Tour Operator	July 2014
Best Day	Tour Operator	August 2014
Tax Free	Services	September 2014
Abito	Retail	November 2014
Banamex (4 ATMs)	Banking	November 2014
AY GUEY	Retail	December 2014
Cinco Soles	Retail	December 2014
Farmacias	Retail	December 2014
Kipling	Retail	December 2014
Lacoste	Retail	December 2014
Lomas Travel	Tour Operator	December 2014
MOBO	Retail	December 2014
Sunglass Hut	Retail	December 2014
Prisonart	Retail	February 2015
Iberoservice Mexico Cinco S	Tour Operator	February 2015
Cinco Soles	Retail	February 2015
Banamex (1 ATM)	Banking	February 2015
Sunglass Hut	Retail	March 2015
Merida
El Mestizo	Retail	August 2014
Banamex	Banking	October 2014
Salon VIP	Business Lounge	October 2014
Veracruz
Banamex	Banking	November 2014

ASUR 1Q15, Page 4 of 15

Business Name	Type	Opening Date
Villahermosa
Salon VIP	Business Lounge	October 2014
Banamex	Banking	November 2014
Cozumel
FOX	Car Rental	May 2014
Sunglass Hut	Retail	May 2014
Secure Wrap	Retail	December 2014
Banamex	Banking	December 2014
NLG Services	Business Lounge	December 2014
Oaxaca
Banamex	Banking	December 2014
Alamo	Car Rental	December 2014
Huatulco
Banamex	Banking	October 2014
Minatitlan
Salon VIP	Business Lounge	February 2015

Table IV: Commercial Revenues per Passenger for 1Q15

	1Q14	1Q15	% Change
Total Passengers (‘000)	5,926	6,660	12.40
Total Commercial Revenues	461,922	550,065	19.08
Commercial revenues from direct operations (1)	108,340	126,908	17.14
Commercial revenues excluding direct operations	353,582	423,157	19.68

	1Q14	1Q15	% Change
Total Commercial Revenue per Passenger	77.95	82.59	5.95
Commercial revenue from direct operations per passenger (1)	18.28	19.06	4.27
Commercial revenue per passenger (excluding direct operations)	59.67	63.53	6.47

Note: For purposes of this table, approximately 48,900 and 57,500 transit and general aviation passengers are included in 1Q14 and 1Q15, respectively.

(1)	Revenues from direct commercial operations represent ASUR’s operation of convenience stores in airports and the direct sale of advertising space.

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Construction revenues and expenses. ASUR is required by IFRIC 12 to include in its income statement an income line reflecting the income from construction or improvements to concessioned assets made during the relevant period. During 1Q15, ASUR recognized Ps.193.33 million in revenues from “Construction Services,” a 815.70% year-on-year increase reflecting higher capital expenditures in concessioned assets. The same amount is recognized under the expense line “Construction Costs” because ASUR hires third parties to provide construction services.

Because equal amounts of Construction Revenues and Construction Expenses have been included in ASUR's income statement as a result of the application of IFRIC 12, this does not have an impact on EBITDA, but it does have an impact on EBITDA margin, as the increase in revenues that results from an increase in construction services revenues is matched with a corresponding increase in construction costs.

Total operating costs and expenses for 1Q15 rose 41.08% year-over-year, primarily due to the following increases:

•	815.70% in construction costs, reflecting higher levels of capital improvements made to concessioned assets during the period;

•	31.58% in administrative expenses, principally reflecting social security contributions, as well as lower professional fees in 1Q14 resulting from the reversal of the expense provision in connection with the Master Development Plan.

•	18.80% in concession fees paid to the Mexican government, mainly due to an increase in regulated revenues (a factor in the calculation of the fee); and

•	20.18% in the technical assistance fee paid to ITA, reflecting the increase in EBITDA for the quarter (a factor in the calculation of the fee);

•	5.77% in cost of services, mainly due to higher maintenance expenses as well as the increase in cost of sales derived from the opening of another convenience store in Cancun airport directly operated by ASUR.

•	2.38% in depreciation and amortization, resulting mainly from capitalized investments.

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Table V: Operating Costs and Expenses for 1Q15

	1Q14	1Q15	% Change
Cost of Services	260,137	275,150	5.77
Construction Costs	21,113	193,332	815.70
Administrative	39,038	51,367	31.58
Technical Assistance	50,080	60,187	20.18
Concession Fees	61,739	73,344	18.80
Depreciation and Amortization	113,035	115,725	2.38
TOTAL	545,142	769,105	41.08

Operating margin for the quarter declined to 57.19% from 60.59% in 1Q14, as the 29.82% rise in revenues was more than offset by the 41.08% increase in expenses during the period.

Comprehensive Financing Gain (Loss) for 1Q15 was a Ps.18.48 million loss, compared to a Ps.2.50 million gain in 1Q14. This was mainly the result of a Ps.35.18 million foreign exchange loss in 1Q15 due to the 3.55% depreciation of the Mexican peso against the U.S. dollar on ASUR’s foreign currency net liability position as compared to an appreciation of 0.23% in 1Q14 that resulted in a Ps.0.40 million loss.

In addition, in 1Q15 ASUR recorded a Ps.58.08 million gain in stockholders’ equity resulting from the translation effect of Aerostar’s financial statements (which are denominated in U.S. dollars), in connection with the valuation of the stockholders’ equity derived from the depreciation of the peso against the U.S. dollar.

Table VI: Comprehensive Financing Result (Cost)

	1Q14	1Q15	Change	% Change
Interest income	22,382	37,168	14,786	66.06
Interest expenses	(19,483)	(20,475)	(992)	5.09
Foreign exchange gain (loss), net	(401)	(35,177)	(34,776)	8,672.32
Total	2,498	(18,484)	(20,982)	(839.95)

Income (Loss) from Equity Investment in Joint Venture.

During 1Q15, our equity in the income of Aerostar, our joint venture with Highstar Capital IV and its affiliated funds, was a net gain of Ps.32.53 million. In addition, ASUR recorded a Ps.58.08 million gain in stockholders’ equity resulting from the translation effect of Aerostar’s financial statements (which are denominated in U.S. dollars), in connection with the valuation of the shareholders’ equity derived from the depreciation of the peso against the U.S. dollar in 1Q15. In 1Q14, ASUR reported a net gain of Ps.10.55 million from our equity in the income of Aerostar and a Ps.3.26 million loss in stockholders’ equity resulting from the translation effect of Aerostar’s financial statements in connection with the valuation of the shareholders’ equity derived from the appreciation of the peso against the U.S. dollar.

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During 1Q15, total passenger traffic at SJU airport increased 1.00% to 2,179,396 from 2,159,166 in 1Q14.

Income Taxes.

On January 1, 2014, a comprehensive Income Tax Law reform package entered into effect, repealing the IETU tax and causing the cancellation of deferred IETU. As a result, ASUR completed a financial valuation of its subsidiaries that were subject to this tax and now must recognize a deferred income tax.

Income taxes for 1Q15 increased by Ps.80.61 million year-over-year, principally due to the following factors:

•	A Ps.83.85 million increase in the provision for income taxes, reflecting a higher taxable income base at the Veracruz and Cancun airports.

•         A Ps.2.19 million decline in deferred income taxes reflecting the recognition of the effects of inflation in the fiscal tax balance.

Net income for 1Q15 increased by 17.32% to Ps.744.26 million from Ps.634.38 million in 1Q14. Earnings per common share for the quarter were Ps.2.4809, or earnings per ADS (EPADS) of US$1.6252 (one ADS represents ten series B common shares). This compares with earnings per share of Ps. 2.1146, or EPADS of US$1.3853, for the same period last year. This reflects the 12.35% increase in passenger traffic as well as a gain of Ps.32.52 million in 1Q15 corresponding to ASUR’s participation in Aerostar, the joint venture to operate SJU airport, compared to a gain of Ps.10.55 million reported in the same period in 2014.

ASUR 1Q15, Page 8 of 15

Table VII: Summary of Consolidated Results for 1Q15

	1Q14	1Q15	% Change
Total Revenues	1,383,136	1,796,601	29.89
Aeronautical Services	839,222	982,048	17.02
Non-Aeronautical Services	522,801	621,221	18.83
Commercial Revenues	461,922	550,065	19.08
Construction Services	21,113	193,332	815.70
Operating Profit	837,994	1,027,496	22.61
Operating Margin %	60.59%	57.19%	(5.61%)
EBITDA	951,029	1,143,221	20.21
EBITDA Margin %	68.76%	63.63%	(7.46%)
Net Income	634,376	744,261	17.32
Earnings per Share	2.1146	2.4809	17.32
arnings per ADS in US$	1.3853	1.6252	17.32

Note: U.S. dollar figures are calculated at the exchange rate of US$1 = Ps.15.2647.

Tariff Regulation

The Mexican Ministry of Communications and Transportation regulates the majority of ASUR’s activities by setting maximum rates, which represent the maximum possible revenues allowed per traffic unit at each airport.

ASUR’s regulated revenues for 1Q15 were Ps.1,242.93 million, resulting in an annual average tariff per workload unit of Ps.184.10. ASUR’s regulated revenues accounted for approximately 69.18% of total income for the period.

The Mexican Ministry of Communications and Transportation reviews compliance with the maximum rates on an annual basis at the close of each year.

Balance Sheet

On March 31, 2015, airport concessions represented 66.20% of the Company’s total assets, with current assets representing 18.98% and other assets representing 14.82%.

Cash and cash equivalents on March 31, 2015 were Ps.3,704.70 million, a 29.74% increase from the Ps.2,855.36 million in cash and cash equivalents recorded on March 31, 2014.

Shareholders’ equity at the close of 1Q15 was Ps.19,553.44 million and total liabilities were Ps.5,409.93 million, representing 78.33% and 21.67% of total assets, respectively. Deferred liabilities represented 29.40% of the Company’s total liabilities.

ASUR 1Q15, Page 9 of 15

Total bank debt at on March 31, 2015 was Ps.3,278.63 million, including Ps.3.27 million in accrued interest and commissions.

Capital Expenditures

During 1Q15, ASUR made investments of Ps.153.63 million as part of ASUR’s ongoing plan to modernize its airports pursuant to its master development plans.

1Q15 Earnings Conference Call

Day:	Thursday, April 23, 2015

Time:	10:00 AM US ET; 9:00 AM Mexico City time

Dial-in number:	1-800-289-0487 (US & Canada) and 1-913-981-5575 (International & Mexico)

Access Code:	2231375

Please dial in 10 minutes before the scheduled start time.

Replay:	Thursday, April 23, 2015 at 1:00 PM US ET, ending at midnight US ET on Thursday, April 30, 2015. Dial-in number: 1-877-870-5176 (US & Canada); 1-858-384-5517 (International & Mexico). Access Code: 2231375

Analyst Coverage

In accordance with Mexican Stock Exchange Internal Rules Article 4.033.01, ASUR informs that the stock is covered by the following broker-dealers: Actinver Casa de Bolsa, Barclays, BBVA Bancomer, Bofa Merril Lynch, Citi Investment Research, Credit Suisse, Deutsche Bank, Grupo Bursatil Mexicano, Grupo Financiero Interacciones, Grupo Financiero Monex, HSBC, Intercam Casa de Bolsa, Itau BBA, INVEX, JP Morgan, Morgan Stanley, Morningstar, Santander Investment, Scotia Capital, UBS Casa de Bolsa and Vector.

Please note that any opinions, estimates or forecasts regarding the performance of ASUR issued by these analysts reflect their own views, and therefore do not represent the opinions, estimates or forecasts of ASUR or its management. Although ASUR may refer to or distribute such statements, this does not imply that ASUR agrees with or endorses any information, conclusions or recommendations included therein.

ASUR 1Q15, Page 10 of 15

About ASUR:

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancún, Mérida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlán in the southeast of México, as well as a 50% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport of Puerto Rico. The Company is listed both on the NYSE in the U.S., where it trades under the symbol ASR, and on the Mexican Bolsa, where it trades under the symbol ASUR. One ADS represents ten (10) Series B shares.

Some of the statements contained in this press release discuss future expectations or state other forward-looking information. Those statements are subject to risks identified in this press release and in ASUR’s filings with the SEC. Actual developments could differ significantly from those contemplated in these forward-looking statements. The forward-looking information is based on various factors and was derived using numerous assumptions. Our forward-looking statements speak only as of the date they are made and, except as may be required by applicable law, we do not have an obligation to update or revise them, whether as a result of new information, future or otherwise.

# # # TABLES TO FOLLOW # # #

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Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Chief Executive Officer

Date: April 23, 2015